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                                                                    EXHIBIT 99.5

                   Amendment to Global Imaging Systems, Inc.
     1998 Stock Option and Incentive Plan (the "Plan") and to the forms of
                            Stock Option Agreements


                 Resolutions Adopted By The Board Of Directors
                                April 26, 1999


     NOW, THEREFORE, BE IT RESOLVED, that the fourth sentence of Section 10.8 ("Method of Exercise") of the Plan is hereby amended to read in its entirety as follows:

     "Payment of the Option Price for the shares purchased pursuant to the exercise of an Option shall be made (i) in cash or in cash equivalents;
     (ii) to the extent permitted by the Award Agreement evidencing the grant of such Option, through the tender to the Company of shares of Stock, which shares, if acquired from the Company, shall have been held for at least six months and which shall be valued, for purposes of determining the extent to which the Option Price has been paid thereby, at their Fair Market Value on the date of exercise; or (iii) to the extent permitted by the Award Agreement evidencing the grant of such Option, by a combination of the methods described in (i) and (ii)."

     RESOLVED FURTHER, that a restated version of the Plan, amended as set forth above, is hereby adopted and approved and may be attached to these resolutions; and

     RESOLVED FURTHER, that the fourth sentence of Section 6.4 ("Method of Exercise") of each of the three forms of option agreement adopted and approved by the Board on April 9, 1998 is hereby amended to read in its entirety as follows:

     "Payment of the Option Price for the shares purchased pursuant to the exercise of the Option shall be made in cash or in cash equivalents."

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